As filed with the Securities and Exchange Commission on April 1, 2010

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

COMSYS IT PARTNERS, INC.

(Name of Subject Company Issuer)

TAURUS MERGER SUB, INC.,

a wholly owned subsidiary of Manpower Inc.

MANPOWER INC.

(Name of Filing Persons - Offeror)

COMMON STOCK

PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

2051E 10 4

(CUSIP Number of Class of Securities)

Kenneth C. Hunt

Senior Vice President, General

Counsel and Secretary

Manpower Inc.

100 Manpower Place

Milwaukee, Wisconsin 53212

(414) 961-1000

(Name, address and telephone number of person authorized to receive notices and communication on behalf of Filing Person)

Copies to:

Dennis F. Connolly Godfrey & Kahn, S.C. 780 North Water Street Milwaukee, Wisconsin 53202	Ken R. Bramlett, Jr. Senior Vice President, General Counsel and Corporate Secretary COMSYS IT Partners, Inc. 4400 Post Oak Parkway Houston, Texas 77027	J. Norfleet Pruden, III K&L Gates LLP 214 North Tryon Street, 47th Floor Charlotte, North Carolina 28202

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO originally filed on March 4, 2010 and amended on March 17, 2010 and March 30, 2010 by Manpower Inc., a Wisconsin corporation (“Manpower”) and its wholly owned subsidiary, Taurus Merger Sub, Inc., a Delaware corporation (“Purchaser”), relating to the commencement of an offer to exchange outstanding shares of common stock, par value $0.01 per share (“COMSYS Common Stock”), of COMSYS IT Partners, Inc., a Delaware corporation (“COMSYS”), for $17.65 in cash or $17.65 in fair market value of shares of common stock, par value $0.01 per share, of Manpower (“Manpower Common Stock”), where fair market value is the average trading price of Manpower Common Stock as described in the Prospectus referenced below (the “Exchange Offer”).

The Exchange Offer is made pursuant to an Agreement and Plan of Merger, dated as of February 1, 2010, by and among Manpower, Purchaser and COMSYS, which contemplates the Exchange Offer and the merger of Purchaser into COMSYS (the “Merger”, and, together with the Exchange Offer, the “Transaction”). Manpower has filed a registration statement with the Securities and Exchange Commission on Form S-4, dated March 4, 2010 and amended on March 17, 2010, relating to the shares of Manpower Common Stock that may be issued to stockholders of COMSYS in the Exchange Offer and the Merger (the “Registration Statement”). The terms and conditions of the Exchange Offer and the Merger (as may from time to time be amended, supplemented or finalized) are described in the Prospectus which is a part of the Registration Statement (the “Prospectus”), and the related Letter of Election and Transmittal, which are Exhibits (a)(4) and (a)(4)(B) and (a)(1)(A), respectively, hereto.

As permitted by General Instruction F to Schedule TO, all of the information in the Prospectus and the related Letter of Election and Transmittal, and any prospectus supplement or other amendment thereto related to the Exchange Offer hereafter filed with the Securities and Exchange Commission by Manpower and Purchaser, is hereby expressly incorporated by reference in answer to Items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO. The Agreement and Plan of Merger, among COMSYS, Manpower and Purchaser dated as of February 1, 2010 (the “Merger Agreement”), a copy of which is attached as Exhibit (d)(1) to this Schedule TO, is incorporated in this Schedule TO by reference.

ITEM 11.	ADDITIONAL INFORMATION

Item 11(b) is hereby amended and supplemented by adding the following text thereto:

“On March 31, 2010, Manpower issued a press release announcing its determination pursuant to the Merger Agreement that Manpower will exchange 0.304 of a share of Manpower Common Stock for each share of COMSYS Common Stock that is tendered pursuant to an election for stock consideration, based on the expectation that Manpower will first accept shares of COMSYS Common Stock for exchange pursuant to the Exchange Offer at 12:00 midnight, New York Time, on the evening of April 2, 2010, the initial expiration date of the Exchange Offer.”

ITEM 12.	EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

(a)(5)(G)	Press release issued on March 31, 2010 (incorporated by reference to Manpower’s 425 filing on April 1, 2010)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 1, 2010.

MANPOWER INC.		TAURUS MERGER SUB, INC.

By:	/s/ Michael J. Van Handel	By:	/s/ Michael J. Lynch
Name:	Michael J. Van Handel	Name:	Michael J. Lynch
Title:	Executive Vice President, Chief Financial Officer	Title:	Vice President and Secretary

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

(a)(1)(A)	Form of Letter of Election and Transmittal (incorporated by reference to Exhibit 99.1 to Manpower’s Registration Statement on Form S-4, filed on March 4, 2010 as amended on March 17, 2010 (the “S-4”))

(a)(1)(B)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to the S-4)

(a)(1)(C)	Form of Letter from Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the S-4)

(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to the S-4)

(a)(1)(E)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit 99.5 to the S-4)

(a)(4)	Prospectus relating to shares of Manpower Common Stock to be issued in the Exchange Offer and the Merger (incorporated by reference to the S-4)

(a)(4)(B)	Prospectus relating to shares of Manpower Common Stock to be issued in the Exchange Offer and the Merger (incorporated by reference to Manpower’s Prospectus Filed under Rule 424(b)(3) of the Securities Act of 1933 on March 30, 2010)

(a)(5)(A)	Press release issued on March 4, 2010, announcing the commencement of the exchange offer*

(a)(5)(B)	Press release issued on February 2, 2010 (incorporated by reference to Exhibit 99.1 to Manpower’s Current Report on Form 8-K, filed on February 2, 2010)

(a)(5)(C)	Investor presentation excerpt dated February 2, 2010 (incorporated by reference to Exhibit 99.2 to Manpower’s Current Report on Form 8-K, filed on February 2, 2010)

(a)(5)(D)	Transcript of Manpower’s Fourth Quarter and Full Year 2009 Earnings Conference Call (incorporated by reference to Manpower’s 425 filing on February 2, 2010)

(a)(5)(E)	Manpower presentation for the Credit Suisse Annual Global Services Conference (incorporated by reference to Manpower’s 425 filing on February 22, 2010)

(a)(5)(F)	Press release issued on March 16, 2010 (incorporated by reference to Manpower’s 425 filing on March 17, 2010)

(a)(5)(G)	Press release issued on March 31, 2010 (incorporated by reference to Manpower’s 425 filing on April 1, 2010)

(d)(1)	Agreement and Plan of Merger among COMSYS IT Partners, Inc., Manpower Inc. and Taurus Merger Sub, Inc. dated as of February 1, 2010 (incorporated by reference to Appendix A to the prospectus contained in the S-4)

(d)(2)	Letter Agreement between Manpower Inc. and COMSYS IT Partners, Inc., dated as of March 3, 2010 (incorporated by reference to Exhibit 2.2 to the S-4)

(d)(3)	Tender and Voting Agreement dated as of February 1, 2010, between Manpower Inc. and the persons listed on Schedule I thereto (incorporated by reference to Exhibit 2.2 to Manpower’s Current Report on Form 8-K, filed on February 2, 2010)

*	Previously filed with this Schedule TO on March 4, 2010.

EXHIBIT NUMBER	DESCRIPTION

(d)(4)	Employment Agreement dated as of February 1, 2010 between Manpower Inc. and Michael H. Barker (incorporated by reference to Exhibit 10.1 to the S-4)

(d)(5)	Confidentiality and Non-Disclosure Agreement between Manpower Inc. and COMSYS IT Partners, Inc. dated November 19, 2009 (incorporated by reference to Exhibit 10.2 to the S-4)

(h)(1)	Opinion and consent of Godfrey & Kahn, S.C. regarding the federal income tax consequences of the Exchange Offer and the Merger (incorporated by reference to Exhibit 8.1 to the S-4)

(h)(2)	Opinion and consent of K&L Gates LLP regarding the federal income tax consequences of the Exchange Offer and the Merger (incorporated by reference to Exhibit 8.2 to the S-4)